A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021

March 8, 2011

VIA ELECTRONIC FILING

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Att:	Mr. John Cash
Branch Chief

Re:	A-Power Energy Generation Systems, Limited
File No. 001-33820
Form 20-F: For the Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

We have received your follow-up comment letter dated January 19, 2011 regarding the above-referenced report filed by A-Power Energy Generation Systems, Limited  (“A-Power” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 20-F”).  The Company appreciates the Staff’s input and has set forth below a response to each of the Staff’s comments contained therein.  To facilitate the Staff’s review of our responses, we have reproduced each comment verbatim in italics followed by our responses.

Comment No. 1

Critical Accounting Policies, page 59
Revenue Recognition, page 59

1.  We note your response to our prior comment two. With a view towards future disclosure, please address the following items:

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 8, 2011

a)
Tell us why you believe it is appropriate to use your best estimate of selling price to value the manufacturing unit of your wind turbines and what consideration you gave to using third-party evidence.

b)
Tell us if and how you considered factors other than your manufacturing costs and profit margin in determining your best estimate of selling price. Examples include, but are not limited to, customer demand, the effect of competitors and other market constraints.

c)
Please tell us the status of the installation of the wind turbines you sold in fiscal 2009 and 2010, including what amounts have been billed, collected and recognized as revenue. Based on your disclosure in your 6-K filed on December 1, 2010, it appears that your wind power revenues may relate to the sale of additional turbines and not to installation services.

Response No. 1:

a)
All the revenue generated from the wind turbine business in 2009 was derived from the sales of 2.7MW wind turbines. At that time, 2.7MW wind turbines had just emerged in China and we were unable to find other domestic vendors that manufacture and sell similar sized wind turbines in China. Therefore, due to the lack of third party evidence, such as sales data from competitors in China, and the fact that most of the components were imported from overseas, the Company determined that it was appropriate to use its own costs and profit margins as the best estimate of selling price.

b)
In 2009, the wind turbine market was dominated by 1.5MW or smaller wind turbines in China. However, with enhancements in technology feasibility, the larger wind turbines became the trend for customers in the wind turbine market. The demand was growing for 2.7MW wind turbines. We believe there are no other producers of 2.7MW wind turbines in China except for us and that we will be able to compete effectively based on the technology we have licensed. The Company had the opportunity to manufacture 2.7MW turbines in China with the technology and main parts being sourced in Europe through the Company’s relationship with Furlander.  Due to a lack of competitors and high market demand, the Company believed it was appropriate to use its own costs and profit margins as the best estimate of selling price.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 8, 2011

c)
No revenues from installation services was recognized, and no amounts were billed and collected regarding the installation of the wind turbines sold in fiscal 2009 and 2010.  The delay of installation services is at the request of our customers. One customer’s wind farm was redesigned to comply with the government’s change of city planning requirements, and the second customer is currently expanding the capacity of a transformer station at the request of the government. The Company currently expects to start installation sometime in 2011. The Company had previously determined that the manufacturing of wind turbines and the installation of wind turbines constitute separate units of accounting pursuant to multiple element revenue arrangements.  Therefore, the postponement of the installation of wind turbines has no impact on the revenue derived from the wind turbine manufacturing contracts since the wind turbines meet the separation criteria and revenue recognition criteria (contracts were signed, turbines were delivered, accepted by the customers, and collectability was certain as the amounts due for manufacture were fully paid as per the contracts).

Comment No. 2

Consolidated Statements of Cash Flows, page F-7

1.
We note your response to our prior comment five. Please clarify if your restricted cash was required under the terms of your bank loan or the terms of your foreign currency forward contracts. In addition, please provide us with a specific and comprehensive discussion regarding how you determined the restricted cash had no financing element at inception. Reference ASC 230-10-45-27 and ASC 815-10-45-11 through 45-12.

Response:

As of December 31, 2009, the majority of the restricted cash balance represented term deposits in Chinese Yuan (“RMB”) pledged as security to local banks, as required by the foreign currency forward contracts.

The reason the Company entered into such foreign currency forward contracts is because the Company had to pay Euro for overseas purchases. However, because of the foreign currency control in China, the Company had to deposit an equivalent amount of RMB to obtain Euro from the banks.

The foreign currency forward contracts are comprised of two sub-contracts. One is a loan contract, between the Company and the bank denominated in Euro, and the security contract, between the Company and the bank denominated in RMB.  Pursuant to the agreements, the term deposits bear interest at fixed rates with fixed maturity dates. The interest income derived is used to net-off the interest expense incurred on the Euro loans.

Therefore, we believe that these term deposits were mainly required under the terms of the foreign currency forward contracts, not for purposes of financing as the Company had these RMB equivalents deposited in the banks.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 8, 2011

In accordance with ASC 230-10-45-27 “Cash Receipts and Payments Related to Hedging Activities”: each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. In addition, if the derivative instrument includes an other-than-insignificant financing element at inception, all cash inflows and outflows of the derivative instrument shall be considered cash flows from financing activities by the borrower.

In accordance with ASC 230-10-45-11, cash flows from purchases, sales, and maturities of available-for-sale securities shall be classified as cash flows from investing activities and reported gross in the statement of cash flows.

Based on the above analysis, we determined that the forward contracts had no significant financing element at inception. In addition, the restricted cash was in the form of term deposits with fixed maturity dates. Therefore, it is appropriate to classify the cash receipts from the Euro loan as financing cash inflows and the restricted cash as investing cash outflows.

*****

As requested by your letter, A-Power acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call our counsel Thomas J. Rice at 212-626-4412.

Very truly yours,

A-POWER ENERGY GENERATION SYSTEMS, LIMITED

By:	/s/ Peter Mak
Peter Mak
Chief Financial Officer

CC:	Thomas J. Rice, Esq.
Baker & McKenzie, LLP

Jack Cooper, CA
MSCM LLP